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As filed with the Securities and Exchange Commission on October 1, 2008

Registration No. 333-152584

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM F-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KINROSS GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

Province of Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification) Code Number (if applicable)	650430083 (I.R.S. Employer Identification Number (if applicable))
52nd Floor, Scotia Plaza, 40 King Street West Toronto, Ontario, M5H 3Y2 (416) 365-5123 (Address and telephone number of Registrant's principal executive offices)

Scott W. Loveless, Parr Waddoups Brown Gee & Loveless
185 South State Street, Suite 1300, Salt Lake City, Utah 84111-1537
(801) 532-7840
(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
Rob Lando, Esq. Osler, Hoskin & Harcourt LLP 620 8th Avenue – 36th Floor New York, New York 10018	Geoffrey P. Gold Executive Vice President and Chief Legal Officer 40 King Street West, 52nd Floor Toronto, Ontario M5H 3Y2

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement is declared effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

 Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-8, as originally filed with the U.S. Securities and Exchange Commission on July 28, 2008 (the "Registration Statement"), as amended on September 4, 2008 and September 17, 2008, to include the Notice of Mandatory Election, dated September 30, 2008, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular, dated July 28, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement, and the Notice of Extension, dated September 4, 2008, which was previously filed with the first amendment to the Registration Statement, and the Notice of Extension, dated September 17, 2008, which was previously filed with the second amendment to the Registration Statement.

The Registrant previously paid a registration fee of US$2,561 in relation to its registration of 4,759,285 of its common shares and 2,145,432 of its common share purchase warrants, which represent the maximum number of common shares and common share purchase warrants of the Registrant estimated to be issuable to U.S. holders upon consummation of the offer to purchase all of the issued and outstanding common shares of Aurelian Resources Inc., with its filing of the Registration Statement.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.    Home Jurisdiction Document

        Offer and Circular dated as of July 28, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery.*

        Notice of Extension dated as of September 4, 2008.**

        Notice of Extension dated as of September 17, 2008.***

        Notice of Mandatory Election dated as of September 30, 2008.

Item 2.    Informational Legends

        See page iv of the Offer and Circular dated as of July 28, 2008.*

        See page 1 of the Notice of Extension dated as of September 4, 2008.**

        See page 1 of the Notice of Extension dated as of September 17, 2008.***

Item 3.    Incorporation of Certain Information by Reference

        See "Kinross Documents Incorporated by Reference and Further Information" in the Offer and Circular dated as of July 28, 2008.*

Item 4.    List of Documents Filed with the Commission

        See "Registration Statement Filed with the SEC" in the Offer and Circular dated as of July 28, 2008.*

*
Previously filed with the Registrant's Form F-8 (Commission File No. 333-152584) filed with the U.S. Securities and Exchange Commission on July 28, 2008.

**
Previously filed with the Registrant's Form F-8/A (Commission File No. 333-152584) filed with the U.S. Securities and Exchange Commission on September 4, 2008.

***
Previously filed with the Registrant's Form F-8/A (Commission File No. 333-152584) filed with the U.S. Securities and Exchange Commission on September 17, 2008.

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KINROSS GOLD CORPORATION

OFFEROR'S NOTICE

September 30, 2008

SENT BY REGISTERED MAIL

TO:	THE HOLDERS OF COMMON SHARES OF AURELIAN RESOURCES INC.
AND TO:	THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT
RE:	NOTICE OF MANDATORY ELECTION GIVEN PURSUANT TO SECTION 206 OF THE CANADA BUSINESS CORPORATIONS ACT
1.
By an offer dated July 28, 2008 and extended on September 4, 2008 and on September 17, 2008 (the "Offer"), Kinross Gold Corporation (the "Offeror" or "Kinross") offered to purchase all of the issued and outstanding common shares (the "Aurelian Shares") of Aurelian Resources Inc. ("Aurelian") on the basis of 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share, in accordance with the terms of the Offer.

2.
The Offer expired at 11:59 p.m. (Toronto time) on September 29, 2008.

3.
On the expiration of the Offer, the Offer had been accepted by holders of not less than 90% of the outstanding Aurelian Shares that were the subject of the Offer.

4.
The Offeror has taken up and paid for all Aurelian Shares validly deposited by the shareholders who accepted the Offer.

5.
Pursuant to the provisions of section 206 of the Canada Business Corporations Act (the "Act"), the Offeror is entitled, upon compliance with the requirements of that section, to acquire all of the Aurelian Shares not deposited under the Offer. The text of section 206 of the Act is set out in Appendix "A" to this Notice.

6.
PURSUANT TO PARAGRAPH 206(3)(C) OF THE ACT, NOTICE IS HEREBY GIVEN THAT YOU ARE REQUIRED TO ELECT EITHER:

(a)
to transfer your Aurelian Shares to the Offeror on the terms stated in the Offer, namely 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share, in accordance with the terms of the Offer. This election, for convenience, may be made by marking box (A) on the accompanying Response Letter; or

(b)
to demand payment of the fair value of your Aurelian Shares, as determined by a court in accordance with subsections 206(9) to (18) of the Act, by so notifying the Offeror within 20 days after you receive this Notice. This election, for convenience, may be made by marking box (B) on the accompanying Response Letter. As the Offeror is not required to make an application for such determination, it may be necessary for a shareholder who makes this election to make the appropriate court application. Fair value of the Aurelian Shares as so determined may be more or less than 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share in accordance with the terms of the Offer.

  THE ACCOMPANYING RESPONSE LETTER (OR OTHER PROPER FORM OF ELECTION UNDER SECTION 206(3)(c) OF THE ACT) MUST BE SENT OR DELIVERED, DULY COMPLETED AND SIGNED, TO COMPUTERSHARE INVESTOR SERVICES INC. ("TRUSTCO") AT ITS OFFICE REFERRED TO IN PARAGRAPH 12 BELOW, WITHIN 20 DAYS AFTER RECEIPT OF THIS NOTICE.

  YOU WILL BE DEEMED TO HAVE ELECTED TO TRANSFER YOUR AURELIAN SHARES TO THE OFFEROR ON THE TERMS STATED IN THE OFFER (NAMELY, 0.317 OF A KINROSS COMMON SHARE AND 0.1429 OF A KINROSS COMMON SHARE PURCHASE WARRANT FOR EACH AURELIAN SHARE IN ACCORDANCE WITH THE TERMS OF THE OFFER) IF THE ACCOMPANYING RESPONSE LETTER IS NOT SENT OR DELIVERED WITHIN SUCH TIME PERIOD.

7.
REGARDLESS OF THE ELECTION YOU MAKE IN ACCORDANCE WITH PARAGRAPH 6 OF THIS NOTICE, YOU ARE REQUIRED PURSUANT TO SUBSECTION 206(5) OF THE ACT TO DELIVER ALL CERTIFICATES REPRESENTING YOUR AURELIAN SHARES WITHIN 20 DAYS AFTER YOU RECEIVE THIS NOTICE TO TRUSTCO, AS AGENT FOR AURELIAN, AT ITS OFFICE REFERRED TO IN PARAGRAPH 12 BELOW.

8.
On or before the date of this Notice, the Offeror will have paid to Aurelian's agent, TrustCo, 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share, in accordance with the terms of the Offer, that was not acquired pursuant to the Offer. Pursuant to the provisions of subsection 206(7) of the Act, TrustCo, on behalf of the Company, is deemed to hold such common shares and common share purchase warrants in trust for the holders of Shares who did not accept the Offer.

9.
On the date of this Notice, TrustCo has been directed by Aurelian to:

(a)
within 30 days of the date of this Notice, send or deliver to each holder of Aurelian Shares who elects, or is deemed to have elected, to transfer their Aurelian Shares to the Offeror on the basis set forth in subparagraph 6(a) above and who sends or delivers the certificate(s) in respect of their Aurelian Shares in accordance with paragraph 7 above, 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share in accordance with the terms of the Offer; and

(b)
within 30 days of the date of this Notice, send to each holder of Aurelian Shares who has not sent or delivered the certificate(s) in respect of their Aurelian Shares, as described in paragraph 6 above, a notice stating that:

(i)
the Aurelian Shares of such holder have been cancelled;

(ii)
TrustCo, on behalf of Aurelian, holds in trust for such holder the common shares and common share purchase warrants to which such holder is entitled under the Offer as payment for the Aurelian Shares of such holder; and

(iii)
TrustCo will, subject to subsections 206(9) to (18) of the Act, send such consideration to such holder without delay after receiving the certificate(s) representing the Aurelian Shares of such holder.

10.
On the date of this Notice, Equity Transfer & Trust Company has been directed by Aurelian to within 30 days of the date of this Notice, issue to the Offeror a share certificate in respect of all of the Aurelian Shares held by the holders of Aurelian Shares who did not accept the Offer.

11.
If any holder of Aurelian Shares who did not accept the Offer elects to demand payment of the fair value of such Aurelian Shares in accordance with paragraph 6(b) above (a "Dissenting Shareholder"), the Offeror may, but is not required to, within 20 days after it has transferred the offered consideration TrustCo as described in paragraph 8 above, apply to a court of competent jurisdiction to fix the fair value of such Aurelian Shares pursuant to the provisions of section 206 of the Act. If the Offeror fails to make such an application within such time period, any Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days. Where no application is made by the Offeror or a Dissenting Shareholder to determine the fair value of the Aurelian Shares within the required period of time, each Dissenting Shareholder will be deemed to have elected to transfer their Aurelian Shares to the Offeror on the same terms stated in the Offer (namely, 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share in accordance with the terms of the Offer).

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12.
Your election (which may be made on the accompanying Response Letter) together with your share certificate(s) should be sent or delivered to the following office of TrustCo:

By Mail:	By Registered Mail, Hand or Courier:
Computershare Investor Services Inc. PO Box 7021 31 Adelaide Street Toronto, Ontario M5C 3H2	Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1
Attention: Corporate Actions
13.
Any inquiries or questions with respect to this Notice may be directed to:

Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1

Phone:	1-800-564-6253
E-mail:	corporateactions@computershare.com
Website:	www.computershare.com

[Signature Page Follows]

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KINROSS GOLD CORPORATION
By:	/s/ TYE W. BURT
Name: Tye W. Burt
Title: President and CEO

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APPENDIX "A"

SECTION 206 OF THE CANADA BUSINESS CORPORATIONS ACT

206. (1)   Definitions. — The definitions in this subsection apply in this Part.

"dissenting offeree" means, where a take-over bid is made for all the shares of a class of shares, a holder of a share of that class who does not accept the take-over bid and includes a subsequent holder of that share who acquires it from the first mentioned holder (pollicité dissident);

"offer" includes an invitation to make an offer (pollicitation).

"offeree" means a person to whom a take-over bid is made (pollicité).

"offeree corporation" means a distributing corporation whose shares are the object of a take-over bid (société pollicitée).

"offeror" means a person, other than an agent, who makes a take-over bid, and includes two or more persons who, directly or indirectly (pollicitant),

  (a)
  make take-over bids jointly or in concert; or

  (b)
  intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made.

"share" means a share, with or without voting rights, and includes (action)

  (a)
  a security currently convertible into such a share; and

  (b)
  currently exercisable options and rights to acquire such a share or such a convertible security.

"take-over bid" means an offer made by an offeror to shareholders of a distributing corporation at approximately the same time to acquire all of the shares of a class of issued shares, and includes an offer made by a distributing corporation to repurchase all of the shares of a class of its shares (offre d'achat visant à la mainmise).

        (2)   Right to acquire — If within one hundred and twenty days after the date of a take-over bid the bid is accepted by the holders of not less than ninety per cent of the shares of any class of shares to which the take-over bid relates, other than shares held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on complying with this section, to acquire the shares held by the dissenting offerees.

        (3)   Notice — An offeror may acquire shares held by a dissenting offeree by sending by registered mail within sixty days after the date of termination of the take-over bid and in any event within one hundred and eighty days after the date of the take-over bid, an offeror's notice to each dissenting offeree and to the Director stating that

  (a)
  the offerees holding not less than ninety per cent of the shares to which the bid relates accepted the take-over bid;

  (b)
  the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid;

  (c)
  a dissenting offeree is required to elect

  (i)
  to transfer their shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

  (ii)
  to demand payment of the fair value of the shares in accordance with subsections (9) to (18) by notifying the offeror within twenty days after receiving the offeror's notice;

  (d)
  a dissenting offeree who does not notify the offeror in accordance with subparagraph (5)(b)(ii) is deemed to have elected to transfer the shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid; and

  (e)
  a dissenting offeree must send their shares to which the take-over bid relates to the offeree corporation within twenty days after receiving the offeror's notice.

        (4)   Notice of adverse claim — Concurrently with sending the offeror's notice under subsection (3), the offeror shall send to the offeree corporation a notice of adverse claim in accordance with section 78 with respect to each share held by a dissenting offeree.

        (5)   Share certificate — A dissenting offeree to whom an offeror's notice is sent under subsection (3) shall, within twenty days after receiving the notice,

  (a)
  send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation; and

  (b)
  elect

  (i)
  to transfer the shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

  (ii)
  to demand payment of the fair value of the shares in accordance with subsections (9) to (18) by notifying the offeror within those twenty days.

        (5.1)  Deemed election — A dissenting offeree who does not notify the offeror in accordance with subparagraph (5)(b)(ii) is deemed to have elected to transfer the shares to the offeror on the same terms on which the offeror acquired the shares from the offerees who accepted the take-over bid.

        (6)   Payment — Within twenty days after the offeror sends an offeror's notice under subsection (3), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (5)(b)(i).

        (7)   Consideration — The offeree corporation is deemed to hold in trust for the dissenting shareholders the money or other consideration it receives under subsection (6), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

        (7.1)  When corporation is offeror — A corporation that is an offeror making a take-over bid to repurchase all of the shares of a class of its shares is deemed to hold in trust for the dissenting shareholders the money and other consideration that it would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (5)(b)(i), and the corporation shall, within twenty days after a notice is sent under subsection (3), deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

        (8)   Duty of offeree corporation — Within thirty days after the offeror sends a notice under subsection (3), the offeree corporation shall

  (a)
  if the payment or transfer required by subsection (6) is made, issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees;

  (b)
  give to each dissenting offeree who elects to accept the take-over bid terms under subparagraph (5)(b)(i) and who sends share certificates as required by paragraph (5)(a) the money or other consideration to which the offeree is entitled, disregarding fractional shares, which may be paid for in money; and

2

  (c)
  if the payment or transfer required by subsection (6) is made and the money or other consideration is deposited as required by subsection (7) or (7.1), send to each dissenting shareholder who has not sent share certificates as required by paragraph (5)(a) a notice stating that

  (i)
  the dissenting shareholder's shares have been cancelled,

  (ii)
  the offeree corporation or some designated person holds in trust for the dissenting shareholder the money or other consideration to which that shareholder is entitled as payment for or in exchange for the shares, and

  (iii)
  the offeree corporation will, subject to subsections (9) to (18), send that money or other consideration to that shareholder without delay after receiving the shares.

        (9)   Application to court — If a dissenting offeree has elected to demand payment of the fair value of the shares under subparagraph (5)(b)(ii), the offeror may, within twenty days after it has paid the money or transferred the other consideration under subsection (6), apply to a court to fix the fair value of the shares of that dissenting offeree.

        (10) Idem — If an offeror fails to apply to a court under subsection (9), a dissenting offeree may apply to a court for the same purpose within a further period of twenty days.

        (11) Status of dissenter if no court application — Where no application is made to a court under subsection (10) within the period set out in that subsection, a dissenting offeree is deemed to have elected to transfer their shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid.

        (12) Venue — An application under subsection (9) or (10) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting offeree resides if the corporation carries on business in that province.

        (13) No security for costs — A dissenting offeree is not required to give security for costs in an application made under subsection (9) or (10).

        (14) Parties — On an application under subsection (9) or (10)

  (a)
  all dissenting offerees referred to in subparagraph (5)(b)(ii) whose shares have not been acquired by the offeror shall be joined as parties and are bound by the decision of the court; and

  (b)
  the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

        (15) Powers of court — On an application to a court under subsection (9) or (10), the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting offerees.

        (16) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of a dissenting offeree.

        (17) Final order — The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount for the shares as fixed by the court

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        (18) Additional powers — In connection with proceedings under this section, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may

  (a)
  fix the amount of money or other consideration that is required to be held in trust under subsection (7) or (7.1);

  (b)
  order that that money or other consideration be held in trust by a person other than the offeree corporation;

  (c)
  allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date they send or deliver their share certificates under subsection (5) until the date of payment; and

  (d)
  order that any money payable to a shareholder who cannot be found be paid to the Receiver General and subsection 227(3) applies in respect thereof.

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 RESPONSE LETTER

        This Response Letter is provided for your convenience in responding within the required time period to the Notice of Mandatory Election of Kinross Gold Corporation (the "Offeror" or "Kinross") dated September 30, 2008 (the "Offeror's Notice") given pursuant to section 206 of the Canada Business Corporations Act to the holders of common shares (the "Aurelian Shares") of Aurelian Resources Inc. ("Aurelian") who did not accept the offer of the Offeror dated July 28, 2008 and extended on September 4, 2008 and on September 17, 2008 to purchase all of the outstanding Aurelian Shares on the basis of 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share in accordance with the terms of the offer.

PLEASE READ THE INSTRUCTIONS ON THE REVERSE CAREFULLY BEFORE COMPLETING THIS LETTER.

To:		KINROSS GOLD CORPORATION
And To:		AURELIAN RESOURCES INC.
	c/o	Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1

Dear Sirs:

        In response to the Offeror's Notice, the undersigned holder of Aurelian Shares hereby elects (by marking the appropriate box below):

(A)	☐
to transfer to the Offeror the Aurelian Shares owned by the undersigned in exchange for 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share in accordance with the terms of the offer; or
(B)	☐
to demand payment of the fair value of the Aurelian Shares owned by the undersigned, as determined by a court in accordance with section 206 of the Canada Business Corporations Act, and hereby notifies the Offeror of such election. As the Offeror is not required to make an application for such determination, it may be necessary for a shareholder who makes this election to make the appropriate court application. Fair value of the Shares as so determined may be more or less than 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share in accordance with the terms of the offer.

        If the undersigned elects to receive 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share in accordance with the terms of the offer under (A) above, then provided the undersigned sends the certificate(s) representing the Aurelian Shares of the undersigned to Computershare Investor Services Inc. (the "Depositary"), 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share in accordance with the terms of the offer will be registered in the name of the undersigned at the last address of the undersigned as it appears on the shareholders' register of Aurelian or at the address specified below where such address is different from the last address which appears on the shareholders' register of Aurelian.

Name (please print)	Date

Street Address or P.O. Box	Signature of Shareholder

City Province	Postal Code

Note:	It is only necessary to specify an address if you wish the Kinross common shares and the Kinross common share purchase warrants to be registered under an address other than the one which presently appears in the shareholders' register of Aurelian.

Instructions

1.
Within 20 days after receipt of the Offeror's Notice each holder of Aurelian Shares should send or deliver this Response Letter, duly completed and signed, together with the share certificate(s) for the Aurelian Shares of such holder to the Depositary at the address specified on the face hereof and in the Offeror's Notice. The method of delivery to the Depositary of certificates for Aurelian Shares is at the option and risk of the holder. It is recommended that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, be sent by registered mail, with return or acknowledgement of receipt requested, and that proper insurance be obtained.

2.
Unless a holder demands payment of the fair value of the Aurelian Shares of such holder as indicated by box (B) above and notifies the Offeror through the Depositary of such demand within 20 days after receipt of the Offeror's Notice, such holder will be deemed to have elected to receive 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share in accordance with the terms of the offer.

3.
Each holder who has, or is deemed to have, elected to receive 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share in accordance with the terms of the offer must forward the certificate(s) for such Aurelian Shares to the Depositary on behalf of Aurelian before the holder is entitled to receive payment for such Aurelian Shares.

4.
If a share certificate has been lost or destroyed, this Response Letter should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at the address specified on the face hereof and in the Offeror's Notice. The Depositary will respond with the replacement instructions. Please ensure that you provide your telephone number to the Depositary so that the Depositary may contact you if required.

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 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

        Section 136 of the Business Corporations Act (Ontario) (the "Act") provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer or an individual acting in a similar capacity, of another entity, (collectively, the "Indemnified Party"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the Indemnified Party in respect of any civil, criminal, administrative, investigative or other proceeding (collectively, the "Action") in which the individual is involved because of that association with the corporation or other entity, if:

  (a)
  he or she acted honestly and in good faith with a view to the best interests of the corporation; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

        Section 136 of the Act also provides that a corporation may, with the approval of the court, indemnify an Indemnified Party in respect of an action by or on behalf of the corporation or other entity to obtain a judgment in its favor (a "Derivative Action"), to which the individual is made a party because of the individual's association with the corporation or other entity, against all costs, charges and expenses reasonably incurred by the individual in connection with such Derivative Action if the individual fulfills the conditions set forth in clauses (a) and (b) of the paragraph above.

        If an Indemnified Party is substantially successful on the merits in his or her defense of an Action or Derivative Action and fulfills the conditions set forth previously, the Indemnified Party is entitled to indemnification from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of such Action or Derivative Action to which the individual has been made party because of the individual's association with the corporation or other entity.

        The Bylaws of the Registrant provide that an Indemnified Party shall at all times be indemnified by the Registrant in every circumstance where the Act so permits or requires. The Bylaws further provide that, subject to limitations in the Act regarding indemnities in respect of Derivative Actions, every person who at any time is or has been a director or officer, or in a similar capacity, of the Registrant or properly incurs or has properly incurred any liability on behalf of the Registrant or who at any time acts or has acted at the Registrant's request (in respect of the Registrant or any other entity), and his or her heirs and legal representatives, shall at all times be indemnified by the Registrant against all costs, charges and expenses, including an amount paid to settle an action or satisfy a fine or judgment, reasonably incurred by him or her in respect of or in connection with any civil, criminal or administrative action, proceeding or investigation (apprehended, threatened, pending, under way or contemplated) to which he or she is or may be made a party or in which he or she is or may become otherwise involved by reason of being or having been such a director or officer or by reason of so incurring or having so incurred such liability or by reason of so acting or having so acted (or by reason of anything alleged to have been done, omitted or acquiesced in by him or her in any such capacity or otherwise in respect of any of the foregoing), and has exhausted all appeals therefrom, if:

  (a)
  he or she acted honestly and in good faith with a view to the best interest of the Registrant (or, if applicable, in the best interest of the other entity for which the individual acted as a director, officer or in a similar capacity at the Registrant's request); and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing his or her conduct was lawful.

        The Bylaws further provide that the above described indemnification provisions shall not affect any other right to indemnification to which any person may be or become entitled by contract or otherwise, and no settlement or plea of guilty in any action or proceeding shall alone constitute evidence that a person did not meet a condition set out in clause (a) or (b) above or any corresponding condition in the Act. The Bylaws also provide that the persons described above shall not be liable for any damage, loss, cost or liability sustained or incurred by the Registrant, except where so required by the Act, if such person acted honestly and in good faith with a view to the best interest of the Registrant (or of the entity for which the individual acted as a director, officer or in a similar capacity at the Registrant's request).

        The Registrant has a policy of insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on February 15, 2009, is Cdn$100 million in the aggregate, inclusive of defense costs. Under the policies, the Registrant has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of Cdn$5 million for each loss for securities claims and Cdn$1 million for each loss for non-securities claims. The total premium charged to the Registrant in respect of coverage for 2008 is Cdn$1,359,500, for 2007 was Cdn$1,140,133 and for 2006 was Cdn$1,068,940, no part of which is or was payable by the directors or officers of the Registrant.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

 EXHIBIT INDEX

Exhibit Number	Description
1.1	Press release dated July 24, 2008 relating to Kinross Gold Corporation's ("Kinross") intention to make an offer for all outstanding common shares of Aurelian Resources Inc. ("Aurelian") (incorporated by reference to Kinross's filing pursuant to Rule 425 (Commission File No. 132-02648) filed by Kinross on July 24, 2008)
2.1	Support Agreement dated July 23, 2008 by and between Kinross and Aurelian*
2.2	Subscription Agreement dated July 23, 2008 by and between Kinross and Aurelian*
2.3
Form of Lock-Up Agreement by and between Kinross and Patrick Anderson, George Bee, Colin Benner, Jon Douglas, William Fisher, Andre Gaumond, Joseph Hamilton, Keith McKay, Thomas Obradovich, Jonathan Rubenstein and Tim Warman*
2.4	Form of Warrant Agreement by and between Kinross and Computershare Trust Company of Canada*
3.1
Annual information form of Kinross for the year ended December 31, 2007 dated March 27, 2008 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 40-F (Commission File No. 0-10321) filed by Kinross on March 31, 2008)
3.2
Audited consolidated financial statements of Kinross, including the notes thereon, and together with the auditor's report, as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 (incorporated by reference to Exhibit 99.3 to Kinross's report on Form 40-F (Commission File No. 0-10321) filed by Kinross on March 31, 2008)
3.3
Management's discussion and analysis of financial condition and results of operations of Kinross for the year ended December 31, 2007 (incorporated by reference to Exhibit 99.2 to Kinross's report on Form 40-F (Commission File No. 0-10321) filed by Kinross on March 31, 2008)
3.4
Management information circular dated March 26, 2008 for Kinross's 2008 annual and special meeting of shareholders held on May 7, 2008 (incorporated by reference to Exhibit 99.2 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on April 8, 2008)
3.5
Unaudited consolidated interim financial statements of Kinross, including the notes thereon, for the three months ended March 31, 2008 and 2007 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on May 14, 2008)
3.6
Management's discussion and analysis of financial condition and results of operations of Kinross for the three months ended March 31, 2008 and 2007 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on May 14, 2008)

Exhibit Number	Description
3.7	Material change report of Kinross filed January 28, 2008 concerning the private placement of $460 million of 1.75% senior unsecured convertible notes due March 15, 2028 with a conversion price of $28.48 (incorporated by reference to Exhibit 99.1 to Kinross's report on Form 6-K (Commission File No. 001-13382) filed by Kinross on January 28, 2008)
4.1	Consent of Osler, Hoskin & Harcourt LLP*
4.2	Consent of KPMG LLP*
4.3	Consent of Robert Henderson*
4.4	Consent of Larry Smith*
5.1	Powers of attorney (included on signature page)*

*
Previously filed with the Registrant's Form F-8 (Commission File No. 333-152584) filed with the U.S. Securities and Exchange Commission on July 28, 2008.

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form F-8.

Item 2.    Consent to Service of Process

        On July 28, 2008 the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on October 1, 2008.

KINROSS GOLD CORPORATION
By:	/s/ TYE W. BURT Name: Tye W. Burt Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities indicated, on the 1st day of October, 2008.

/s/ TYE W. BURT Tye W. Burt	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ THOMAS M. BOEHLERT Thomas M. Boehlert	Executive Vice-President and Chief Financial Officer (Principal Financial and Accounting Officer)
* John A. Brough	Director
* John K. Carrington	Director
* Richard S. Hallisey	Director
* John M.H. Huxley	Director
* John A. Keyes	Director
* Catherine McLeod-Seltzer	Director
* George F. Michals	Director
* Terence C.W. Reid	Director
* John E. Oliver	Director
*
Pursuant to the Power of Attorney on the signature page of the Registrant's Form F-8 filed with the U.S. Securities and Exchange Commission on July 28, 2008, Tye W. Burt, as attorney-in-fact, does hereby sign this Amendment No. 3 to the Registration Statement on behalf of each such director, in each case in the capacity of director.

By:	/s/ TYE W. BURT Name: Tye W. Burt Title: Attorney-in-fact

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Amendment No. 3 to the Registration Statement, solely in the capacity of the duly authorized representative of Kinross Gold Corporation, on September 30, 2008.

Parr Waddoups Brown Gee & Loveless
By:	/s/ SCOTT W. LOVELESS Name: Scott W. Loveless Title: Vice President

QuickLinks

Explanatory Note
PART I
  Item 1. Home Jurisdiction Document
  Item 2. Informational Legends
  Item 3. Incorporation of Certain Information by Reference
  Item 4. List of Documents Filed with the Commission
OFFEROR'S NOTICE
RESPONSE LETTER
PART II
Indemnification of Directors and Officers
EXHIBIT INDEX
PART III
  Item 1. Undertakings
  Item 2. Consent to Service of Process
SIGNATURES
AUTHORIZED REPRESENTATIVE